Exhibit 99.2

ANNOUNCEMENT

Espirito Santo Overseas Limited will redeem on December 1, 2003 in whole, the 4,000,000 8.5% Non-cumulative Guaranteed Preference Shares, Series A (US$100,000,000.00), issued in December 1993 and listed on the New York Stock Exchange, at a redemption price of US$25.00 per share plus accrued and unpaid dividends, from September 30, 2003 (inclusive) to December 1, 2003 (exclusive), of US$0.36007 per share. The redemption agent is The Bank of New York / Reorganization Services, and its postal address is P.O. Box 11248, Church Street Station, New York, NY 10286-1248. Hand deliveries may be made to 101 Barclays Street, Receive and Deliver Window, Street Level, New York, NY 10286.
Ticker ESBPRA
Cusip G3122A107

October 30, 2003